UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 26)

AERCAP HOLDINGS N.V.

(Name of Issuer)

Ordinary Shares, EUR 0.01 Nominal Value

(Title of Class of Securities)

N00985106

(CUSIP Number)

Peter Howley

Waha AC Coöperatief U.A.

Teleportboulevard 140

1043 EJ Amsterdam

The Netherlands

+971 2 667 7343

Chakib Aabouche

Waha Capital PJSC

Level 43, Tower 3,

Etihad Towers, P.O. Box 28922,

Abu Dhabi, United Arab Emirates

+971 2 403 9311

Peter Howley

Avia Holding Limited

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman, KY1-1104

Cayman Islands

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on behalf of filing persons)

December 2, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. N00985106

1.	Names of reporting persons Waha AC Coöperatief U.A.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds AF, WC
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization The Netherlands

Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person OO

*	Based on 134,071,376 ordinary shares outstanding as of November 27, 2019 as noted in the Form F-3 filed December 2, 2019.

CUSIP No. N00985106

1.	Names of reporting persons Waha Capital PJSC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Abu Dhabi, United Arab Emirates

Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0%*
14.	Type of reporting person CO

*	Based on 134,071,376 ordinary shares outstanding as of November 27, 2019 as noted in the Form F-3 filed December 2, 2019.

CUSIP No. N00985106

1.	Names of reporting persons Avia Holding Limited
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0%*
14.	Type of reporting person CO

*	Based on 134,071,376 ordinary shares outstanding as of November 27, 2019 as noted in the Form F-3 filed December 2, 2019.

INTRODUCTORY STATEMENT

This Amendment No. 26 (“Amendment No. 26”) amends and supplements the statement on Schedule 13D filed by Waha AC Coöperatief U.A. (the “Stockholder”) and Waha Capital PJSC on November 22, 2010 (the “Original Schedule 13D”), as amended by Amendment No. 1 thereto, filed on December 16, 2013 (“Amendment No. 1”), Amendment No. 2 thereto, filed on June 16, 2014 (“Amendment No. 2”), Amendment No. 3 thereto, filed on September 4, 2014 (“Amendment No. 3”), Amendment No. 4 thereto, filed on December 3, 2014 (“Amendment No. 4”), Amendment No. 5 thereto, filed on April 8, 2015 (“Amendment No. 5”), Amendment No. 6 thereto, filed on December 16, 2015 (“Amendment No. 6”), Amendment No. 7 thereto, filed on January 13, 2016 (“Amendment No. 7”), Amendment No. 8 thereto, filed on January 20, 2016 (“Amendment No. 8”), Amendment No. 9 thereto, filed on August 23, 2016 (“Amendment No. 9”), Amendment No. 10 thereto, filed on November 25, 2016 (“Amendment No. 10”), Amendment No. 11 thereto filed on February 7, 2018 (“Amendment No. 11”), Amendment No. 12 thereto filed on February 22, 2018 (“Amendment No. 12”), Amendment No. 13 thereto filed on March 19, 2018 (“Amendment No. 13”), Amendment No. 14 thereto filed on September 24, 2018 (“Amendment No. 14”), Amendment No. 15 thereto filed on October 3, 2018 (“Amendment No. 15”). Amendment No. 16 thereto filed on October 10, 2018 (“Amendment No. 16”), Amendment No. 17 thereto filed on December 17, 2018 (“Amendment No. 17”), Amendment No. 18 thereto filed on December 27, 2018 (“Amendment No. 18”), Amendment No. 19 thereto filed on March 7, 2019 (“Amendment No. 19”), Amendment No. 20 thereto filed on March 21, 2019 (“Amendment No. 20”), Amendment No. 21 thereto filed on June 3, 2019 (“Amendment No. 21”), Amendment No. 22 thereto filed on June 17, 2019 (“Amendment No. 22”), Amendment No. 23 thereto filed on August 15, 2019 (“Amendment No. 23”), Amendment No. 24 thereto filed on September 10, 2019 (“Amendment No. 24”) and Amendment No. 25 thereto filed on September 16 (“Amendment No. 25” and the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18, Amendment No. 19, Amendment No. 20, Amendment No. 21, Amendment No. 22, Amendment No. 23, Amendment No. 24, Amendment No. 25 and this Amendment No. 26 is collectively referred to herein as the “Schedule 13D”) relating to the ordinary shares, nominal value EUR0.01 per share (the “Ordinary Shares”) of AerCap Holdings N.V., a Netherlands public limited liability company (the “Issuer”). This Amendment No. 26 amends the Schedule 13D as specifically set forth herein.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the incorporation by reference of the information provided below in the response to Item 5.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby further amended and supplemented by adding to the final paragraph thereof the following information:

As previously described in Amendment No. 3 and Amendment No. 10, Waha entered into funded collar confirmations (as subsequently amended, the “September 2014 Funded Collar Confirmations” and the transactions thereunder, the “September 2014 Funded Collar Transactions”) with each of Deutsche Bank AG, London Branch (“DB”), Nomura International plc (“Nomura”) and Citibank N.A., London Branch (“Citi”, and together with DB, and Nomura, the “September 2014 Funded Collar Counterparties”) that relate in the aggregate to 14,923,306 Ordinary Shares (the “September 2014 Collared Shares”).

As previously described in Amendment No. 23, on August 15, 2019 (the “Novation Date”), Waha transferred by novation to its affiliate, Avia Holding Limited (“Avia”) each of the September 2014 Funded Collar Transactions pursuant to Novation and Security Release Deeds entered into by Waha and Avia with each September 2014 Funded Collar Counterparty (the “Novation and Security Release Deeds”). On the Novation Date, Avia entered into a new funded collar confirmation with each September 2014 Funded Collar Counterparty in form substantially identical to the September 2014 Funded Collar Confirmations (the “Avia Funded Collar Confirmations” and together with the Novation and Security Release Deeds, the “Novation Documents”) and thus became a party to each September 2014 Funded Collar Transaction.

On December 2, 2019, Avia and each of the September 2014 Funded Collar Counterparties entered into an agreement to unwind and terminate (the “Unwind”) the September 2014 Funded Collar Confirmations (each, an “Unwind Agreement”, and collectively, “Unwind Agreements”). Under the terms of each Unwind Agreement, (i) Avia paid the relevant September 2014 Funded Collar Counterparty the Termination Amount (as such term is defined in the Unwind Agreements), (ii) each of the September 2014 Funded Collar Counterparties retained 1,000,573 Ordinary Shares pledged under the September 2014 Funded Collar Confirmations, and (iii) each of the September 2014 Funded Collar Counterparties returned to Avia, a number of Ordinary Shares pledged under the September 2014 Funded Collar Confirmations (the “Returned Shares”). Following such transactions, the September 2014 Funded Collar Counterparties have no further obligation to return any pledged Ordinary Shares to Avia. The foregoing description of the Unwind Agreements does not purport to be complete and is qualified in its entirety by the form of Unwind Agreement, a copy of which is filed as Exhibit 99.42 of this Schedule 13D.

Concurrently with the Unwind, Avia sold 3,798,829 Returned Shares and Waha sold 201,171 Ordinary Shares in an underwritten block trade at a purchase price per share of USD 59.66 (the “Block Trade”) pursuant to an Underwriting Agreement dated as of December 2, 2019, among the Issuer, Avia, Waha and Citigroup Global Markets Inc. (the “Underwriting Agreement”). The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by the full form of the Underwriting Agreement, a copy of which is filed as Exhibit 99.43 of this Schedule 13D.

Contemporaneous with the Block Trade, Avia sold 2,427,790 Returned Shares to the Issuer at a purchase price per share of USD 59.66 pursuant to a Repurchase Agreement dated as of December 2, 2019, among the Issuer, Avia and Waha (the “Repurchase Agreement”). The foregoing description of the Repurchase Agreement does not purport to be complete and is qualified in its entirety by the full form of the Repurchase Agreement, a copy of which is filed as Exhibit 99.44 of this Schedule 13D.

In addition, from the date of the most recent amendment to this Schedule 13D through November 27, 2019, the Reporting Persons disposed of 785,607 Ordinary Shares pursuant to the settlement of the Avia Funded Collar Confirmations. Details by date, listing the number of Ordinary Shares returned to the September 2014 Funded Collar Counterparties are provided below.

Dates	Ordinary Shares Returned to September 2014 Funded Collar Counterparties
November 18, 2019	99,627
November 19, 2019	99,940
November 20, 2019	99,223
November 21, 2019	98,627
November 22, 2019	98,300
November 25, 2019	97,287
November 26, 2019	96,253
November 27, 2019	96,350

The prior Amendment No. 25 inadvertently understated the Reporting Persons’ beneficial ownership by 18,685 Ordinary Shares. Following the above described transactions, neither Avia nor Waha is the beneficial owner of any Ordinary Shares. Waha Capital, as the sole shareholder of each of Waha and Avia, may have been deemed to beneficially own the Ordinary Shares beneficially owned by Waha and Avia. The number of Ordinary Shares beneficially held by the Reporting Persons represents 0% of the aggregate of 134,071,376 Ordinary Shares that the Reporting Persons understand to be issued and outstanding based on the number of Ordinary Shares that the Issuer reported were issued and outstanding as of November 27, 2019 as noted in the Form F-3 filed December 2, 2019.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the incorporation by reference of the information provided above in the response to Item 5.

ITEM 7.	INFORMATION TO BE FILED AS EXHIBITS

Exhibit Number	Description

99.42	Form of Unwind Agreement, dated as of December 2, 2019, between Avia and each of Deutsche Bank AG, London, Nomura International plc and Citigroup Global Markets, Inc.

99.43	Underwriting Agreement, dated as of December 2, 2019, among Avia, Waha and Citigroup Global Markets, Inc.

99.44	Repurchase Agreement, dated as of December 2, 2019, among Avia, Waha, and the Issuer.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 5, 2019

WAHA AC COÖPERATIEF U.A.

By:	/s/ Peter Howley
Name:	Peter Howley
Title:	Authorized Signatory

WAHA CAPITAL PJSC

By:	/s/ Chakib Aabouche
Name:	Chakib Aabouche
Title:	Authorized Signatory

AVIA HOLDING LIMITED

By:	/s/ Peter Howley
Name:	Peter Howley
Title:	Authorized Signatory